15049884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 16 2015
Washington DC
404

SEC FILE NUMBER
8- 45675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAR HILLS GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 AVENUE OF THE AMERICAS, 18 FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFFREY S. BRADSHAW-MACK 212-938-9008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4 BECKER FARM ROAD (Address) ROSELAND (City) NJ (State) 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, GEOFFREY S. BRADSHAW-MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAR HILLS GROUP, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDITH M. BONGIOVI
Notary Public, State of New York
No. 01BO6178779
Qualified in Queens County
Commission Expires December 10, 2015

G S Bradshaw Mack
Signature

SENIOR MANAGING DIRECTOR
Title

Edith M. Bongiovi
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND
SCHEDULES
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

FAR HILLS GROUP, LLC

CONTENTS

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

To Far Hills Group, LLC:

We have audited the accompanying statement of financial condition of Far Hills Group, LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Far Hills Group, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Roseland, New Jersey
March 13, 2015

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash and cash equivalents	$	1,526,143
Fees receivable		14,997,624
Property and equipment, net		430,718
Restricted cash, security deposit		207,048
Other assets		217,266
	$	17,378,799
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,179,704
Deferred taxes payable		519,721
Total liabilities		2,699,425
Members' equity		14,679,374
	$	17,378,799

See accompanying notes to financial statements.

1. Nature of business

Far Hills Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is qualified under the International Dealer Exemption and is permitted to engage in activities in Canada.

The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts. The managers of such investment vehicles usually pay the Company a contracted percentage of their commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from contracted investors.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers money market accounts with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Depreciation Method
Furniture and fixtures	7 years	Straight-line
Office equipment	5 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	Term of lease	Straight-line

2. Summary of significant accounting policies (continued)

Long-Lived Assets

The Company complies with GAAP, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision, or the remaining balance may not be recoverable.

Revenue Recognition

Revenue derived from management fees is generally recognized quarterly during the year and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles. Revenue derived from commitment fees is generally recognized when the underlying investment assets have been committed by the contracted investors and the fund is closed.

Fees Receivable and Allowance for Doubtful Accounts

Fees receivable is an estimate based on information provided by the fund managers. Any differences between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period. The Company considers all fees receivable at December 31, 2014 to be collectible and no allowance for doubtful accounts is deemed necessary at December 31, 2014.

Commissions Payable

Commissions payable, which is included with accounts payable and accrued expenses in the statement of financial condition, is an estimate based on management and performance fees earned but not received. Any differences between the actual amounts paid in a subsequent period and the amounts recorded as commission payable at the end of the prior period are recorded as an adjustment to expenses in the subsequent period. The Company expects to disburse all commissions payable when fees are received from the fund managers.

Income Taxes

The Company is a Limited Liability Company and has elected to be treated as a partnership for federal and state income tax purposes and, accordingly, there is no provision for federal and state income taxes as the individual members report their share of the Company's income or loss on their personal income tax returns. The Company is subject to New York City Unincorporated Business Tax.

The Company follows an asset and liability approach for financial accounting and reporting for New York City Unincorporated Business Tax. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's files its income tax returns in the U.S. federal and various state and local jurisdictions. The Company's income tax returns are subject to examinations by major taxing authorities for years subsequent to 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Property and equipment consist of the following at December 31, 2014:

Furniture and fixtures	$	131,450
Office equipment		179,085
Computer software		94,227
Leasehold improvements		724,736
		1,129,498
Less accumulated depreciation and amortization		698,780
	$	430,718

4. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirement which requires that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2014, the Company's net capital was approximately $921,000, which was approximately $775,000 in excess of its computed minimum net capital requirement of approximately $146,000 pursuant to SEC Rule 15c3-1 and CFTC Regulation 1.17.

5. Income taxes

The deferred tax liability as of December 31, 2014 was approximately $520,000. The deferred tax liability represents the tax effect of temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The Company utilizes the cash basis method of accounting for income tax purposes and the accrual basis for financial reporting purposes. The components of deferred taxes payable consist of the taxes applicable to the fees receivable, netted against certain accounts payable and accrued expenses at December 31, 2014.

6. Concentration of credit risk

The Company maintains its cash balances in one financial institution, which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemption provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Commitment and restricted cash

The Company leases its office space under an operating lease which expires in February 2019.

Future minimum lease payments are as follows:

Year ending December 31,	
2015	663,000
2016	663,000
2017	663,000
2018	663,000
Thereafter	111,000
	$ 2,763,000

Deferred rent payable represents the cumulative rent expense charged to operations from the inception of the lease in excess of the required lease payments. Deferred rent payable amounted to approximately $169,000 at December 31, 2014, and is included in accounts payable and accrued expenses in the statement of financial condition.

Restricted cash consists of approximately $207,000 to secure an unconditional letter of credit for the Company's office space at December 31, 2014.

9. 401(k) plan

The Company has a 401(k) retirement plan (the "Plan") eligible to all employees over 21 years of age and who have completed three months of service. Employees eligible to participate may defer between 1% and 70% of their annual compensation, as defined in the Plan.

10. Major customers

The Company had earned fees from three customers of approximately $16,982,000 or 74% of the total fees earned for the year ended December 31, 2014. Fees receivable from these customers were approximately $10,784,000 or 72% of the total fees receivable at December 31, 2014, of which approximately $10,112,000 was collected through March 5, 2015.

FAR HILLS GROUP, LLC

SCHEDULE I

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2014

Net capital, members' equity		$ 14,679,374
Less nonallowable assets		
Fees receivable, net of commissions payable and deferred taxes payable		12,903,546
Property and equipment, net		430,718
Restricted cash, security deposit		207,048
Other assets		217,266
		13,758,578
Net capital before haircuts		920,796
Haircuts, money market fund investments and foreign currency		274
Net capital		$ 920,522
Aggregate indebtedness		$ 2,179,704
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 145,314
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Minimum net capital required (under CFTC Regulation 1.17)		$ 45,000
Excess net capital (under SEC Rule 15c3-1 and CFTC Regulation 1.17)		$ 775,208
Percentage of aggregate indebtedness to net capital	$ 2,179,704 / $ 920,522	237%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2014.

See accompanying report of KPMG, LLP.